St. Jude Resources Ltd.

#200, 5405 - 48TH AVENUE, DELTA, B.C. V4K 1W6
PHONE: (604) 940-6565 FAX: (604) 940-6566

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

02028413

02 APR 12 AM 9:2?

SUPPL

March 27, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #120 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

/mjh
enclosure

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

dlw 4/16

St. Jude Resources Ltd.

#200, 5405 - 48TH AVENUE, DELTA, B.C. V4K 1W6 CANADA
PHONE: (604) 940-6565 FAX: (604) 940-6566

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

NEWS RELEASE

March 27, 2002

" Hwini-Butre Concession Update "

St. Jude Resources Ltd. is pleased to announce results from its most recent drill program on the Hwini-Butre concession in Ghana, West Africa.

Hole #	Dip Degrees (-)	Coordinates North (m)	East (m)	From -To (m)	Interval Width (m)	Grade g/t Au
			ADOIKROM			
**ADK-49	50E	3695	2470	37-42	5.0	1.65
**ADK-50	50E	3670	2435	72-74	2.0	3.32
**ADK-51	50E	3824	2460	53-63	10.0	4.71
**ADK-52	50E	3924	2434	44-67	23.0	6.6
**ADK-53	50E	3991	2442	27-37	10.0	4.9
**ADK-54	50E	3949	2477	9-17	8.0	6.36
**ADK-55	50E	3926	2408	77-95	18.0	3.11
**ADK-56	50E	3875	2437	63-81	18.0	6.91
**ADK-57	50E	3821	2425	78-92	14.0	11.29
**ADK-58	50E	3773	2420	88-96	8.0	11.42
**ADK-59	50E	3919	2491	9-19.7	10.7	5.81
**ADK-60	50E	3876	2468	45-57	12.0	32.08
"			Including	51-54	3.0	83.36
**ADK-61	90	3874	2518	0-22	22.0	3.62
**ADK-62	55E	3822	2494	18-32	14.0	49.98
"			Including	27-28	1	615.74
**ADK-63	55E	3776	2491	12-32	20.0	2.61
**ADK-64	55E	3773	2455	54-62	8.0	5.54
			FATHER BROWN			
**FBZ-82	90	3572	2803	13-16	3.0	2.8
**FBZ-83	90	3598	2776	16-17	1.0	2.67
**FBZ-84	65E	3350	2804	2-11	9.0	3.82
"				66-71	5.0	7.01
**FBZ-85	65E	3315	2805	79-85	6.0	4.49
**FBZ-86	90	3295	2830	83-86	3.0	16.88
**FBZ-87	90	3298	2874	0-4	4.0	2.9
"				45-50	5.0	4.84
**FBZ-88	90	3553	2823	22-23	1.0	7.56
**FBZ-89	65E	3453	2816	39-41	2.0	3.15
**FBZ-90	70E	3348	2755	105-111	6.0	16.55
**FBZ-91	65E	3274	2826	73-77	4.0	4.72

(Table continued - next page)

Hole #	Dip Degrees (-)	Coordinates North (m)	East (m)	From -To (m)	Interval Width (m)	Grade g/t Au
			DABOKROM			
*DAK-94	90	3126	3174	10-13	3.0	5.89
*DAK-95	60E	3070	3192	0-8	8.0	3.67
"				30-32	2.0	3.79
"				66-69	3.0	3.11
*DAK-96	90	3045	3201	0-10	10.0	4.33
"				32-34	2.0	4.08
"				42-48	6.0	1.33
"				52-67	15.0	1.16
*DAK-97	90	3045	3238	0-6	6.0	2.27
"				40-48	8.0	1.3
"				53-54	1.0	3.95
*DAK-98	60E	3072	3234	24-26	2.0	6.54
"				55-64	9.0	2.28
"				71-77	6.0	3.09
*DAK-99	90	3103	3253	11-13	2.0	2.30
"				33-36	3.0	2.39
*DAK-100	55E	3099	3100	27-44	17.0	5.43
"				81-84	3.0	2.13
*DAK-101	55E	3073	3069	0-8	8.0	1.25
"				15-22	7.0	1.08
"				25-28	3.0	1.26
			ABADA			
*ABD-10	45E	17644	2705	41-43	2	1.90
*ABD-11	45E	17549	2690	6-8	2	1.62
"				43-44	1	1.13
*ABD-12	45E	17688	2712	55-69	14	2.32
*ABD-13	60W	17675	2760	7-31	24	1.81
*ABD-14	60W	17706	2792	31-33	2	3.16
"				53-69	16	1.37

* Reverse Circulation ** Diamond Drill Azi = Azimuth

The majority of results reported are in-fill drilling based on recommendations by our consultants, Watts Griffis and McOuat ("WGM"). WGM is an independent geological and engineering firm based in Toronto, Ontario, with considerable experience in West Africa. WGM recently prepared an independent resource estimate on the Adoikrom, Father Brown and Dabokrom, (the southern targets), in accordance with National Instrument 43-101. The purpose of the drilling at the southern targets was to upgrade the quality of some of the resources from the inferred to the measured and indicated category. It should be noted that the above results are "uncut", rendering some of the composite grades quite high. A statistical analysis of these grades will be completed to determine if cutting will be required to calculate the updated resource.

All drill results are being evaluated by our geological staff for follow up exploration. Assaying of drill samples was conducted and reported by Transworld Laboratories (Aust.) with checks by SGS Laboratories (Belg.) and both from their facilities in Ghana.

The results set out above are consistent with, and in some cases, more encouraging than previous drilling. These drill results will be plotted and interpreted, in conjunction with the previous results, for the purpose of arriving at an updated resource estimate.

The company is also encouraged by the results from the Abada target which has yet to be considered as a resource. The above results will be considered along with earlier drill results from this target and the company expects to be in a position to complete a further phase of drilling at the Abada target later this season.

St. Jude is the operator of this project and all drill results reported have been verified and interpreted by the company's Exploration Manager, Mr. George Flach, who is a Qualified Person pursuant to National Instrument 43-101.

The company is presently in the process of an extensive trenching and drilling program on its South Benso project, which is directly north of and adjacent to the Hwini-Butre project. The results from this program, as well as those from the Hwini-Butre project, will be reported as they become available.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President